 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ N-CSR

For Period Ended: June 30, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:	DZS Inc.
Former Name if Applicable:
Address of Principal Executive Office (Street and Number):	5700 Tennyson Parkway, Suite 400
City, State and Zip Code:	Plano, TX 75024

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☐

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-CEN, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

DZS Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2023 within the prescribed time period without unreasonable effort or expense because of the circumstances described below.

As previously reported in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 1, 2023 (the “June Form 8-K”), the Audit Committee of the Board of Directors of the Company, in consultation with the Company’s management, determined that the Company’s previously issued unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2023 (the “Subject Period”) should no longer be relied upon and should be restated due to an accounting error relating to the timing of revenue recognition with respect to certain customer projects for the Subject Period. As a result of this error, the Audit Committee initiated a review of the Company’s accounting for revenue recognition and the extent to which these matters affect the Company’s internal controls over financial reporting. The Audit Committee’s review is ongoing and no conclusions have been reached at this time.

As a result, the Company is unable to complete its unaudited condensed consolidated financial statements and file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2023 (the “Second Quarter 10-Q”) by the prescribed due date for such filing. The Company plans to file the Second Quarter 10-Q as soon as reasonably practicable following the completion of the Audit Committee’s review and the restatement. The Company is unable to provide an expected filing date at this time.

The description of the restatement and accounting error in the June Form 8-K and above was and is preliminary, unaudited and subject to further change in connection with the ongoing Audit Committee review and the completion of the restatement. Accordingly, there can be no assurance as to the actual effects of the restatement or that the Company will not determine to restate any financial statements for periods other than the Subject Period or with respect to any additional accounting errors. Moreover, there can be no assurance as to what period the revenue previously recognized in the Subject Period will ultimately be recognized.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Misty Kawecki	(469)	327-1531
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof:
☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DZS Inc.

(Name of Registrant as Specified in Charter)

 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 9, 2023	By:	/s/ Misty Kawecki
Misty Kawecki Chief Financial Officer

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).